February 12, 2010
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tier Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed on November 10, 2009
Form 10-K/A for the Fiscal Year Ended September 30, 2009
Filed on January 28, 2010
File No. 001-33475
Dear Ms. Collins:
          On behalf of Tier Technologies, Inc. (“Tier”, the “Company” or “we”), this letter responds to the comments in your letter to the undersigned dated January 29, 2010. The comments and responses are set forth below in the same order as the numbered comments in your letter.
Form 10-K for the Fiscal Year Ended September 30, 2009
Item 8. Financial Statements and Supplementary Data
Note 11. Restructuring, page 60
Questions and Responses:
1. Tell us how you considered providing the information in your restructuring footnote by reportable segment (i.e. EPS and
Wind-down) pursuant to paragraph ASC 420-10-50 (paragraph 20(d) of SFAS 146).
10780 Parkridge Blvd. • Suite 400 • Reston, VA 20191 • Ph: 571.382.1000 • Fax: 571.382.1002
www.tier.com

Securities and Exchange Commission
February 12, 2010

RESPONSE:
          In connection with a strategic review of its businesses, the Company incurred SFAS 146 restructuring charges for severance and facility closings related to its strategic restructuring initiative. These restructuring obligations were almost entirely from our Electronic Payment Solutions business. As of September 30, 2008, the amount of restructuring liability for Wind-down operations was $17,190, which we determined was not sufficiently material to warrant separate disclosure. At September 30, 2009, the restructuring liability was entirely
EPS-related.
Note 15. Discontinued Operations, page 66
2. Tell us how you considered disclosing the gain or loss recognized on the sale of your Financial Management Systems business in November 2008 and your Unemployment Insurance (“UI”) business in February 2009 pursuant to ASC 205-20-50 (paragraph 47(b) of SFAS 144).
RESPONSE:
          Disclosure of the gain or loss recognized on the sale of the Financial Management Systems business in November 2008 and the Unemployment Insurance business in February 2009 was deemed immaterial to the financial statements of the Company. We recognized the loss from the sale of both businesses: for our Financial Management Systems business, we recognized a $563,389 loss and for Unemployment Insurance business, we recognized a $908,825 loss. These specific losses were included in the Company's losses from discontinued operations for the periods in which they were incurred.
Certain Relationships and Related Transactions and Director Independence, page 74
3. We note that on page 60 of your Form 10-K you disclose transactions with two related parties, Edgar, Dunn & Company and ITC Deltacom, Inc. Please tell us why you have not included disclosure in this section regarding those transactions pursuant to Item 404(a) of Regulation S-K.
RESPONSE:
Edgar Dunn
          Tier paid Edgar, Dunn & Company, or EDC, approximately $158,000 for consulting services in fiscal year 2009. David Poe, a director of the Company, is a director and officer of EDC. Upon resolution of all of the Staff’s comments, the Company will file an amendment to Item 13 of its Form 10-K, as amended, to include this disclosure.

Securities and Exchange Commission
February 12, 2010

ITC Deltacom
          The Company believes its decision not to include in Item 13 of its Form 10-K/A Item 404(a) disclosures regarding its purchase of telecommunications services from ITC Deltacom is consistent with Item 404 of Regulation S-K and the related instructions. Item 404(a) requires disclosure of any transaction since the beginning of a registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person has or will have a direct or indirect material interest. Instruction 6 to Item 404(a) indicates, in pertinent part, that a person who has a position or relationship with a firm, corporation or other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of Item 404 where the interest arises only:
(i) From such person’s position as a director of another corporation or organization that is a party to the transaction; or
(ii) From the direct or indirect ownership by such person and all other related persons of the registrant (as defined in Instruction 1 to Item 404(a)), in the aggregate, of less than a ten percent equity interest in another person (other than a partnership) which is a party to the transaction; or
(iii) From both such position and ownership.
          One of the Company’s directors, John J. Delucca, is a member of the board of directors of ITC Deltacom. Based on information provided to the Company by Mr. Delucca, Mr. Delucca was not at any time during Tier’s fiscal year 2009 an executive officer of ITC Deltacom or a holder of ten percent (10%) or more of ITC Deltacom’s outstanding stock (either individually or together with all other related persons of the Company). Accordingly, the Company respectfully submits that Mr. Delucca does not have, and did not have at any time during the Company’s fiscal year 2009, a direct or indirect material interest in Tier’s transactions with ITC Deltacom within the meaning of Item 404(a), and that these transactions were therefore not required to be disclosed pursuant to Item 13 of Form 10-K or Item 404(a) of Regulation S-K.
Exhibits, Financial Statements and Schedules, page 75
4. We note that you are substantially dependent upon your contract with the IRS to provide payment services for federal tax payments (which contributed 19.8% of your EPS revenue for fiscal year 2009). We also note that as of September 30, 2009, you leased over 95,000 square feet of space throughout the country, and that you have related party agreements for consultancy services from Edgar, Dunn & Company and telecom services from ITC Deltacom. Please tell us why you have not filed these agreements as exhibits. Refer to Item 601(b)(10) and Item 404 of Regulation S-K.
RESPONSE:

Securities and Exchange Commission
February 12, 2010

          The Company will file the IRS contract as an exhibit to an amendment to its Form 10-K, as amended, upon the resolution of all Staff comments.
          The Company’s leased space includes a number of facilities used for operational, technical and general business purposes. The Company does not consider all of these leases material under Item 601(b)(10) of Regulation S-K. The Company terminated its existing corporate headquarters lease in Reston, Virginia consisting of 41,225 square feet, effective as of April 10, 2010. On December 7, 2010, the Company entered into a new lease for its corporate headquarters consisting of approximately 25,583 square feet of space. This new lease is included as an exhibit to the Company’s quarterly report for the period ending December 31, 2009, which was filed on February 9, 2010.
          The Company did not file its agreement with ITC Deltacom as an exhibit to its Form 10-K because it does not consider the agreement to be material based on an evaluation of the agreement under Item 601(b)(10). The Company executed the ITC Deltacom agreement in the ordinary course of its business for telephone and telecommunication services related to its day-to-day business operations. The Company believes that, if necessary, it could obtain replacement telephone and telecommunications services from another provider on similar pricing and other terms. The Company’s business is not substantially dependent on the agreement, nor does the agreement fall within any of the other categories listed in Item 601(b)(10)(ii) as requiring disclosure. The total payment by the Company to ITC Deltacom in fiscal year 2009 was $231,091.
          The Company did not file its agreement with EDC as an exhibit to its Form 10-K because it does not consider the agreement to be material based on an evaluation of the agreement under Item 601(b)(10). The Company executed the EDC agreement in the ordinary course of its business for consulting services related to our EPS operations. The Company’s business is not substantially dependent on the agreement, nor does the agreement fall within any of the other categories listed in Item 601(b)(10)(ii) as requiring disclosure. As noted above, the total payment by the Company to EDC in fiscal year 2009 was $158,000.
Form 10-K/A for the Fiscal Year Ended September 30, 2009
Executive Compensation
Compensation Discussion and Analysis, page 8
General
Questions and Responses:
5. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Rossetti’s stock awards and non-equity incentive compensation granted in fiscal

Securities and Exchange Commission
February 12, 2010

2009 relative to other named executive officers. We would expect to see more detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
RESPONSE:
          The Company believes that there are no material differences between the policies and the process used to determine the compensation of our highest-paid executive officer, Mr. Rossetti, our Chief Executive Officer, and the policies and process used to determine the compensation of our other named executive officers. These policies and processes are discussed in our Compensation Discussion and Analysis under the heading, “Implementing Our Objectives.” The Company believes that the Compensation Committee determined the compensation of Mr. Rossetti and our other named executive officers by considering, among other things, the contributions each make to the Company’s value, growth, and success.
          The Company believes that, as Chief Executive Officer and Chairman of the Board of Directors, Mr. Rossetti has the most significant impact on the value, potential growth and success of the Company. Among other things, Mr. Rossetti provides the Company’s strategic vision, manages client and stockholder relationships, supervises the Company’s executive team and provides executive leadership to the Company as a whole. In addition, the Compensation Committee believes that Mr. Rossetti’s compensation reflects his 30 years CEO experience in private and public companies, 8 years of experience in the payment processing industry, 15 years as a member of the Company’s Board of Directors, and his financial and accounting experience. The Company notes that Mr. Rossetti’s long term incentive compensation, as approved by the Compensation Committee, consists of restricted stock unit grants, the value of which depends on the Company’s ability to achieve and maintain specified targets, none of which were achieved in fiscal year 2009. If the Company share price does not reach the approved stock appreciation target or if specified vesting requirements are not met, the awards are not paid. In addition, the Company notes that in fiscal year 2008, Mr. Rossetti’s annual salary was reduced from $600,000 to $400,000.
6. We note that in determining the appropriate compensation level and structure, the Compensation Committee focuses on Tier’s goals, as well as each executive’s roles and responsibilities; level and type of skills, training, experience and leadership qualities; current compensation; and contributions to the achievement of Tier’s goals. Please consider a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for each executive, i.e., for each executive, what specific “type of skills, training, experience and leadership qualities” resulted in compensation paid.
RESPONSE:

Securities and Exchange Commission
February 12, 2010

          The Compensation Committee’s responsibilities include review and oversight of executives’ compensation structure, including salary, bonus, and incentive and equity compensation. Executive compensation for fiscal year 2009 was significantly focused on Company performance metrics measured by EBITDA.
          For fiscal year 2009, the actual payout determination under our executive incentive plan, or EIP, was a result of the Company’s achievement of the EBITDA level specified in the EIP. As noted in the Form 10-K/A, the Company achieved EBITDA that would have entitled the named executive officers to payouts at the maximum level under the EIP. However, the Compensation Committee, on management’s recommendation, determined that EIP payouts for fiscal year 2009 would be determined as if the target EBITDA, rather than the maximum level EBITDA, had been achieved, in order to make additional funds available for bonuses payable to individuals other than our executive officers.
          As discussed in our Compensation Discussion and Analysis under the heading, “Determining Compensation,” our Compensation Committee relies heavily on its professional judgment and prior experience when making compensation decisions. In determining the appropriate compensation level and structure for Tier’s executive officers, the Compensation Committee focused on factors in addition to the officers’ skills, training, experience, and leadership qualities. These additional factors included Tier’s goals, current market employment conditions and trends, and, for each executive, his or her roles and responsibilities, current compensation, and contributions to the achievement of Tier’s goals. Each of the executive officers reports directly to the CEO, who relayed his recommendations on compensation of the executives to the Compensation Committee, including discussion of the respective executives’ day-to-day and long-range responsibilities, experience, and other criteria. In fiscal year 2009, in line with Company goal of reducing general administrative costs, none of the executives received an increase in salary.
          In setting compensation levels for fiscal year 2010, the Compensation Committee has developed individual performance goals and metrics for all our named executive officers, which metrics are evaluated along with the company performance criteria. The Company will discuss these individual goals and metrics in filings describing compensation paid in fiscal year 2010.
7. Although we note that there was no base salary increases for 2009, we also note your statement that base salary increases are determined by evaluating base salary currently in place; the performance and achievements of the individual for the review period and individual-specific and overall contributions to Tier. In future filings, to the extent there are base salary increases in a fiscal year, you should discuss the specific factors for each individual that resulted in the base salary increase.
RESPONSE:
          In future filings describing compensation paid in fiscal year 2010, the Company will discuss specific factors for each individual that resulted in a base salary increase. As noted, the

Securities and Exchange Commission
February 12, 2010

Compensation Committee has adopted specific individual performance metrics and goals for executive incentive compensation for fiscal year 2010, in addition to company performance goals.
8. We note that if performance targets for the fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. Please consider clarifying the degree of discretion that the Compensation Committee has and the circumstances under which the discretion would be used.
RESPONSE:
          As noted in our Compensation Discussion and Analysis, the Compensation Committee “reviews the cash incentive plans for executives for reasonableness and potential for meeting company or business unit defined performance metrics. If performance targets for the fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis.”
          In fiscal year 2009, the Compensation Committee did not exercise discretion to increase the bonus compensation payable to any executive officer. Instead, to the extent discretion was exercised, it was exercised to reduce the amounts otherwise payable to our named executive officers. As disclosed in the Form 10-K/A, the Company achieved EBITDA that would have entitled the named executive officers to payouts at the maximum level under the executive incentive plan, or EIP. However, the Compensation Committee, on management’s recommendation, determined that EIP payouts for fiscal year 2009 would be determined as if the target EBITDA, rather than the maximum level EBITDA, had been achieved, in order to make additional funds available for bonuses payable to individuals other than our executive officers.
          In determining whether and how to exercise their discretion to pay incentive compensation, the members of the Compensation Committee are subject to the same standards of fiduciary duty, good faith, and business judgment that govern the exercise of their other responsibilities as directors of the Company.
* * * * * * *
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 12, 2010

          If you have any further questions, please do not hesitate to contact me directly at (571) 382-1333.

Very truly yours,

/s/ Ronald W. Johnston Ronald W. Johnston
Chief Financial Officer

Cc:	Ron L. Rossetti, CEO Charles W. Berger, Chairman, Tier Audit Committee McGladrey & Pullen, LLP